Exhibit 21.1

SUBSIDIARIES OF

UNIVERSAL CITY DEVELOPMENT PARTNERS, LTD.

NAME	STATE OF ORGANIZATION
UCDP Finance, Inc.	Florida
Universal City Travel Partners (doing business as Universal Parks & Resorts Vacations)	Florida
Universal Orlando Online Merchandise Store	Florida
Universal City Restaurant Partners	Florida

SUBSIDIARIES

OF

UCDP FINANCE, INC.

*	There are no subsidiaries of UCDP Finance, Inc.